May 18, 2006

Mail Stop 4561

Mr. Marty E. Adams
Chairman, President, and Chief Executive Officer
Sky Financial Group, Inc.
221 South Church Street
Bowling Green, Ohio 43402

Re: Sky Financial Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed February 23, 2006
File Number: 001-14473

Dear Mr. Adams:

        We have reviewed your response letter dated April 21, 2006 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

* * * * *

Form 10-K, filed February 23, 2006

Note 10 – Derivative Instruments and Hedging Activities, page 48

1.   We note your response to comment 2 from our letter dated April 7, 2006 as it
        pertains to your short-cut hedges of fixed-rate commercial loans. Please explain to
        us how you determined that the terms of the loans, in particular the amortizing
        feature, are mirrored in the swap and do not invalidate the assumption of no
        ineffectiveness.

2.   We note your response to comment 2 from our letter dated April 7, 2006 as it
        pertains to your short-cut hedges of convertible FHLB advances. We note that
        your convertible advances convert to a variable-rate beginning on specified dates
        and subsequently quarterly thereafter at the option of FHLB Cincinnati. Tell us
        whether FHLB Cincinnati can require you to prepay the fixed-rate advance in
        cash unless you can negotiate a new advance, once its conversion option has been
        exercised. Absent a requirement by FHLB Cincinnati to require cash repayment,
        these hedges would not meet the criteria in paragraph 68(d) of SFAS 133. If
        applicable, revise your financial statements to reflect the accounting for these
        swaps without hedge accounting from inception.

3.   We note your response to comment 2 from our letter dated April 7, 2006 as it
        pertains to your short-cut hedges of junior subordinated debentures. Specifically,
        you have disclosed in your response that your junior subordinated debentures
        have interest deferral options that are mirrored in the corresponding hedges. We
        note that the short-cut method as prescribed in paragraph 68 of SFAS 133 is only
        permissible for call and put options that are mirrored in the corresponding hedges,
        and not for interest deferral options. Therefore these hedges would not meet the
        requirements of paragraph 68(b) of SFAS 133. Revise your financial statements to
        reflect the accounting for these swaps without hedge accounting from inception.

4.   We note your response to comment 2 from our letter dated April 7, 2006 as it
        pertains to your cash flow hedges previously accounted for under the short-cut
        method. If based upon your response to our comments, you determine it necessary
        to perform a SAB 99 analysis, please include the quantitative and qualitative
        aspects of this error in your materiality analysis.

* * * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Spitz, Staff Accountant at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding these comments.

Sincerely,

John P. Nolan
Accounting Branch Chief